WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

October 30, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on August 23, 2018 regarding the Trust’s Post-Effective Amendment No. 629, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 13, 2018 for the purpose of registering shares of the WisdomTree Yield Enhanced Global Aggregate Bond Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please note that the term “bond” represents a certain type of investment and is covered by Rule 35d-1 (the “Names Rule”) and the applicable 80% test.

Response: The Registrant confirms that the Fund will normally invest at least 80% of its assets in the types of investments suggested by its name (i.e., bonds). Please note the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information (“SAI”).

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund’s name. The Fund’s investment in derivatives will be included in its net assets when determining whether the Fund satisfies the 80% test described above.

2.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

October 30, 2018

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.20%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Acquired Fund Fees and Expenses	0.08%[1]

Total Annual Fund Operating Expenses	0.28%[2]

Fee Waivers	(0.08)%[3]

Total Annual Fund Operating Expenses After Fee Waivers	0.20%[3]

1	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
2

The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

3

WisdomTree Asset Management, Inc. has contractually agreed to waive a portion of its Management Fee in an amount equal to the Acquired Fund Fees and Expenses attributable to the Fund’s investments in the Underlying Funds, as defined below, through December 31, 2021, unless earlier terminated by the Board of Trustees of WisdomTree Trust for any reason at any time.

3.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed.

4.

Comment: Disclosure in the “Additional Information About the Fund – Non-Principal Information About the Fund’s Investment Strategies” section of the Prospectus states that the Fund can lend up to 33 1/3% of its assets. If this is a principal investment strategy of the Fund, then please disclose this in the “Principal Investment Strategies of the Fund” section of the Prospectus, and add in the requisite risk language.

Response: The Registrant confirms that securities lending is not a principal investment strategy of the Fund. As a result, the Registrant notes that information regarding securities lending is included under the heading “Additional Information About the Fund—Non-Principal Information About the Fund’s Investment Strategies” and corresponding risk information is located under the heading “Additional Non-Principal Risk Information – Securities Lending” in the prospectus. The Registrant believes that the current disclosure is accurate and appropriate.

5.	Comment: Please provide the Staff with the index methodology prior to launching the Fund.

Response: The Registrant has provided the Staff with the index methodology via email.

October 30, 2018

6.

Comment: Please explain briefly the “desired risk parameters and constraints” that are listed in the first full paragraph on page 3 of the “Principal Investment Strategies of the Fund” section in the Prospectus.

Response: The Registrant notes that “within desired risk parameters and constraints” is a reference to the Fund’s aim to earn a higher yield “while broadly maintaining the risk characteristics of the Global Agg Universe when hedged into U.S. dollars.” The Registrant has revised the language as follows (new language is in bold below):

The Index is designed to broadly capture the global investment grade, fixed income securities market while seeking to (1) enhance yield within desired risk parameters and constraints, and (2) neutralize exposure to the fluctuations in the value of foreign currencies relative to U.S. dollars. The Index uses a rules-based approach to re-weight distinct subgroups of the Bloomberg Barclays Global Aggregate Index (the “Global Agg Universe”), with the aim of earning a higher yield while broadly maintaining the risk characteristics of the Global Agg Universe when hedged into U.S. dollars. The Global Agg Universe includes, but is not limited to, constituents from Europe, Asia Pacific, United States and Canada. The subgroups identified within the Global Agg Universe reflect the different risk dimensions of investment grade securities, such as currency denomination, sector (asset class) exposure (i.e., treasuries, agency, credit, or securitized), interest rate risk (i.e., duration) and credit risk (i.e., spread). Each subgroup is defined and constructed to encompass a distinct investable exposure offering unique characteristics.

The Index re-weights these subgroups based on a two-step process. First, the Index allocates weights between sectors of each major currency bucket of the Global Agg Universe, while adhering to the risk dimensions specified below relative to the applicable currency bucket. Second, the Index allocates weights between each major currency bucket to enhance the net yield of the Global Agg Universe.

Yield can typically be increased by shifting exposure along any of a number of these risk dimensions and re-weighting the subcomponents of the Global Agg Universe. Risk is quantified as tracking error of the Index against the market value weighted combination of the above components.

7.

Comment: Please explain the disclosure in the “Principal Investment Strategies of the Fund” section in the Prospectus about the Index “retaining the risk characteristics of the Global Aggregate Index Universe when hedged into U.S. dollars”. Please describe what are the risk characteristics being retained.

Response: Disclosure has been added to provide further clarity that the risk dimensions referred to are in areas such as currency denomination, sector (asset class) exposure (i.e., treasuries, agency, credit, or securitized), interest rate risk (i.e., duration) and credit risk (i.e., spread). The Fund seeks to minimize currency exchange rate risk by using derivatives to hedge non-U.S. currencies against the U.S. dollar.

October 30, 2018

8.	Comment: Does the index contain emerging markets? If yes, please include the requisite language.

Response: The Registrant confirms that the Index does not currently include securities from emerging market countries.

9.	Comment: Please disclose if the Index is concentrated in any industry.

Response: As of October 30, 2018, the Index did not concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry.

10.

Comment: For the Interest Rate Risk in the “Principal Risks of Investing in the Fund” section of the Prospectus, please change the three-year duration example to eight years since the Fund’s duration range can go up to eight years.

Response: The statement has been revised to the following:

For example, the price of a security with an eight-year duration would be expected to drop by approximately 8% in response to a 1% increase in interest rates.

11.

Comment: Please expressly describe how the Fund will invest in different countries, in accordance with Note 42 of the Names Rule Release, which notes that the term “global” connotes “diversification among investments in a number of different countries throughout the world”.

Response: The following disclosure has been added in the “Principal Investment Strategies of the Fund” section of the Prospectus:

The Adviser expects that, under normal circumstances, the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world, and, as of the date of this prospectus, will have significant exposure to the United States, Europe, and United Kingdom.

In addition, corresponding country risk disclosure has been added to the “Additional Principal Risk Information About the Fund” section of the Prospectus.

October 30, 2018

12.	Comment: Please indicate who will serve as the portfolio managers for the Fund.

Response: The following disclosure has been added to the Prospectus:

The Fund is managed by BNY Mellon Asset Management North America Corporation’s Fixed Income Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below.

Paul Benson, CFA, CAIA, Managing Director, Head of Fixed Income Portfolio Management, has been a portfolio manager of the Fund since its inception.

Stephanie Shu, CFA, Director, Senior Portfolio Manager, Fixed Income, has been a member of the portfolio management team and a portfolio manager of the Fund for the Fund since its inception.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)